FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 29, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 12. Results of Operations and Financial Condition

The registrant's press release dated October 29, 2003 regarding its financial results for the quarter ended September 30, 2003 is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On October 27, 2003, the registrant issued a press release regarding its adoption of Emerging Issues Task Force ("EITF") accounting rule 00-21, retroactive to January 1, 2003, including detailed historical revenue and earnings data. The registrant also posted a basic tutorial on EITF 00-21 and its impact on the registrant's balance sheet as of Jan. 1, 2003, on its website.   The press release and tutorial were attached as exhibits to the registrant's Form 8-K dated October 27, 2003.   On October 29, 2003, the registrant posted on its website certain additional EITF 00-21 adjusted financial data for each fiscal quarter during the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003. Such financial data is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

October 29, 2003

By: /s/ D. Gilbert Friedlander
D. Gilbert Friedlander, Executive Vice President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Sean Healy
972-605-1290
shealy@eds.com

FOR RELEASE: 3:05 P.M. CT, WEDNESDAY, OCT. 29, 2003

EDS REPORTS THIRD QUARTER 2003 RESULTS

Company continues push to improve cost competitiveness; creates new business reporting segments to provide further clarity on its financial performance

PLANO, Texas – EDS today announced a third quarter net loss of $0.6 million, or essentially break-even on a per share basis, reflecting the adoption of new accounting rule EITF 00-21. Excluding a gain of 16 cents per share on the July sale of the EDS Credit Union Industry Group and 21 cents per share in restructuring charges related to productivity initiatives, net income in the quarter was $26 million, or 5 cents per share.

EDS' pro forma earnings of 5 cents per share equate to an estimated 32 cents per share on a pre-EITF 00-21 basis, in line with analyst estimates[1].

Third quarter revenue rose 6 percent to $5.24 billion (up 3 percent on an organic basis, which excludes the impact of currency fluctuations and divestitures) versus the same 2002 quarter. EDS' third quarter base (non-GM) revenue rose 7 percent to $4.70 billion (up 4 percent on an organic basis) versus the same period a year ago. GM revenue decreased 7 percent versus the year-ago quarter to $546 million (down 9 percent in constant currency), reflecting GM's continued push to reduce discretionary spending. Year-ago revenue comparisons are on an EITF 00-21 adjusted basis.

In last year's third quarter, EDS posted net income of $86 million, or 18 cents per share, and revenue of $5.33 billion, under its previous revenue recognition policy where certain contracts used percentage-of-completion (POC) accounting. Excluding discontinued operations, 2002 third quarter net income was $103 million, or 21 cents per share -- which equates to a loss of 18 cents per share on a post-EITF 00-21 basis.

EDS signed $3.4 billion in contracts in the third quarter, versus $3.0 billion a year ago, driven by activity in the government and manufacturing sectors. Signings in the first three quarters of 2003 were $9.7 billion, compared with $16.4 billion in the comparable 2002 period, reflecting EDS' narrower focus on qualified sales pursuits.

"We continue to implement our comprehensive transformation plan, covering all aspects of the business," said EDS Chairman and CEO Mike Jordan. "As a result, we are much better positioned to compete effectively for business in our pipeline. We also have streamlined our sales process, focusing the company's resources on its most strategic contract opportunities, where we are seeing an improved win rate."

Jordan noted, also, that EDS is working to expand its capabilities in high-growth areas, such as business process outsourcing, and to further improve its cost position.

EDS posted negative free cash flow of $303 million, versus free cash flow of $110 million in the same year-ago period (see Note 2 to the Summary of Unaudited Consolidated Cash Flows), reflecting a $227 million accelerated prepayment in July 2003 under a software subscription agreement.

EDS strengthened its liquidity in the quarter, ending September with $2.6 billion in unrestricted cash and marketable securities, excluding $1 billion in committed credit lines. EDS recently completed the renegotiation of its bank lines, which have no outstanding balances; increased availability under its Navy Marine Corps Intranet financing facility from $600 million to $900 million; and announced its intention to sell a minority stake in its PLM Solutions business.

"We remain on track to meet our guidance for the second half of the year, including estimated pro forma earnings of about 70 cents per share on a POC basis – or 17 cents per share on an EITF 00-21 basis[1]," said Bob Swan, executive vice president and CFO. "On the productivity front, we're reducing SG&A costs, implementing common practices across our European data center operations and eliminating redundancies. Our implementation of the accounting change – and more disclosure on results by geography and product line -- will help investors more fully understand our performance and track how successfully we execute our plan."

Pre-tax restructuring charges in the quarter totaled $159 million, reflecting ongoing consolidation of operations and work force reductions. EDS, which had 135,000 employees as of Sept. 30, currently has plans to reduce its work force by 5,200 employees, or 4 percent of total employees, by year-end 2004. (The reduction of 5,200 employees includes the planned reduction of 2,700 employees announced in June and is covered by the previously announced $425 million of estimated pre-tax restructuring charges to be recognized through the first half of 2004.) EDS' restructuring efforts are now expected to generate annual savings of $330 million to $360 million, up $100 million from prior expectations.

Third Quarter Results by Geography and Product Line

To enhance financial disclosure, EDS will now report revenue and operating income for its core IT business (information technology outsourcing and consulting, business process outsourcing and applications development) in four primary areas: Americas, EMEA (Europe, Middle East and Africa), Asia and U.S. Government.

Third quarter revenue in the Americas was $2.28 billion, down 3 percent from the same period last year, reflecting lower GM revenue, the sale of the credit union business and renegotiated contracts. EMEA revenue was $1.42 billion, up 4 percent from the same period last year, due to higher contract signings in the financial sector. Asia revenue was $246 million, down 10 percent from the 2002 third quarter, while U.S. Government revenue was $790 million, up 39 percent from the same period last year. All comparisons are in constant currency and exclude divested operations. Year-ago revenue comparisons are on an EITF 00-21 adjusted basis.

In the just-completed quarter, A.T. Kearney revenue declined 26 percent (constant currency) to

$192 million from a year ago on an EITF 00-21 adjusted basis, reflecting continued softness in high-value management consulting. PLM Solutions revenue rose 8 percent from a year ago to $212 million, reflecting higher sales of software, maintenance and services.

Product line breakdown: EDS also has started to report results by its major product lines. Information technology outsourcing (ITO) accounted for approximately 56 percent of EDS' third quarter revenue. Applications development accounted for 20 percent, and business process outsourcing accounted for 13 percent, while IT consulting generated 3 percent of total revenue in the quarter. PLM Solutions and A.T. Kearney each accounted for 4 percent of the total.

Conference Call

EDS' securities analysts conference call will be broadcast live on the Internet today at 4 p.m. Central time (5 p.m. Eastern). To access the call and view related financial information, go to www.eds.com/call. Interested parties will need Windows MediaPlayer or Real Player to listen to the call. For those unable to listen during the live Web cast, the call will be archived for 30 days at www.eds.com/call.

Note: Revised income statements for the first and second quarters of 2003 and pro forma income statements for 2002 and 2001 reflecting EITF 00-21 adjustments are available online at www.eds.com/proforma.

About EDS
EDS, the premier global outsourcing services company, delivers superior returns to clients through its cost-effective, high-value services model. EDS' core portfolio comprises information-technology and business process outsourcing services, as well as information-technology transformation services. EDS' two complementary, subsidiary businesses are A.T. Kearney, one of the world's leading high-value management consultancies, and PLM Solutions, a leader in product data management, collaboration and product design software. With 2002 revenue of $21.5 billion, EDS is ranked 80th on the *Fortune 500*. The company's stock is traded on the New York (NYSE: EDS) and London stock exchanges. Learn more at eds.com.

<p align="center">###</p>

The statements in this press release that are not historical statements, including statements regarding expected earnings, revenue and free cash flow, the impact of accounting rules, and the value of new business signed, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource IT and business processes; the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies modeled in our estimates; for contracts with U.S federal government clients, including our Navy Marine Corps Intranet contract, the government's ability to cancel the contract or impose additional terms and conditions due to changes in government funding, deployment schedules or otherwise; the inability to provide contract performance guarantees due to the cost or availability of surety bonds or letters of credit resulting from the general reduction in capacity of these markets or otherwise; the impact of third-party benchmarking provisions in certain client contracts; the impact on a historical and prospective basis of accounting rules and pronouncements; the impact of litigation and governmental investigations; the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; our ability to attract and retain highly skilled personnel; a reduction in the carrying value of our assets; the impact of a bankruptcy or the financial difficulty of a significant client on the financial and other terms of our agreements with that client; the termination of a significant client contract, including our contract with GM; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; changes in tax laws and interpretations and failure to obtain treaty relief from double taxation; failure to obtain or protect intellectual property rights; and fluctuations in foreign currency and exchange rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

[1] Estimates of earnings under previous accounting rules were prepared using POC accounting models used to report operating results through June 30, 2003, as adjusted for current events affecting the respective contract. However, since EDS' accounting records for the third quarter of 2003 were prepared under EITF 00-21, such adjusted POC models were not subject to EDS' POC accounting controls and procedures in place in previous periods. Accordingly, the pre-EITF earnings per share presented above is an estimate. Pro forma earnings estimates exclude restructuring charges and divestiture gains.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF UNAUDITED RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**[5]	**2002**
Revenues[1]	$ 5,239	$ 5,334	$ 15,796	$ 15,994
Costs and expenses				
Cost of revenues[2]	4,691	4,576	13,960	13,214
Selling, general and administrative	452	488	1,382	1,393
Restructuring and other[3]	20	–	111	–
Total costs and expenses	5,163	5,064	15,453	14,607
Operating income	76	270	343	1,387
Other income (expense)	(57)	(114)	(187)	(239)
Income from continuing operations before income taxes	19	156	156	1,148
Provision for income taxes	20	53	66	390
Income (loss) from continuing operations	(1)	103	90	758
Income (loss) from discontinued operations, net of income taxes[4]	–	(17)	(2)	(3)
Income (loss) before cumulative effect of changes in accounting principles	(1)	86	88	755
Cumulative effect on prior years of changes in accounting principles, net of income taxes[5]	–	–	(1,432)	–
Net income (loss)	$ (1)	$ 86	$ (1,344)	$ 755
Basic earnings per share of common stock[6]				
Income from continuing operations	$ –	$ 0.21	$ 0.19	$ 1.58
Income (loss) from discontinued operations	–	(0.03)	–	(0.01)
Cumulative effect on prior years of changes in accounting principles	–	–	(3.00)	–
Net income (loss)	$ –	$ 0.18	$ (2.81)	$ 1.57
Diluted earnings per share of common stock[6]				
Income from continuing operations	$ –	$ 0.21	$ 0.18	$ 1.55
Income (loss) from discontinued operations	–	(0.03)	–	(0.01)
Cumulative effect on prior years of changes in accounting principles	–	–	(2.94)	–
Net income (loss)	$ –	$ 0.18	$ (2.76)	$ 1.54
Weighted average number of shares outstanding				
Basic	479	480	478	480
Diluted	479	488	487	490
Cash dividends per share	$ 0.15	$ 0.15	$ 0.45	$ 0.45

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF UNAUDITED RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $4,693 million and $4,749 million for the three months ended September 30, 2003 and 2002, respectively. Revenues from GM were $546 million and $585 million for the three months ended September 30, 2003 and 2002, respectively. Revenues from base clients were $14,102 million and $14,061 million for the nine months ended September 30, 2003 and 2002, respectively. Revenues from GM were $1,694 million and $1,933 million for the nine months ended September 30, 2003 and 2002, respectively.

2. Cost of revenues for the three months ended September 30, 2002 include charges totaling $105 million related to the Company's contracts with MCI and U.S. Airways, both of which filed for bankruptcy in the third quarter of 2002. Cost of revenues for the nine months ended September 30, 2002 include charges totaling $206 million related to the MCI and U.S. Airways bankruptcies. Cost of revenues for the nine months ended September 30, 2003 include a $98 million credit, recognized in the second quarter, reversing a portion of charges taken in 2002 related to the MCI bankruptcy.

3. Restructuring and other for the three months ended September 30, 2003 relates to the Company's 2003 initiative to reduce its costs, streamline its organizational structure and exit certain operating activities. Amounts recognized in the third quarter consist of involuntary employee termination charges of $159 million, offset by a $139 million gain related to the sale of the Credit Union Industry Group. Restructuring and other for the nine months ended September 30, 2003 also includes asset write-downs of $36 million and executive severance charges of $7 million recognized in the second quarter and a $48 million one-time severance charge related to the Company's former Chairman and Chief Executive Officer recognized in the first quarter.

4. Discontinued operations represents the net results of the Consumer Network Services unit sold during 2002 and the subscription fulfillment business sold during the second quarter of 2003.

5. During the third quarter of 2003, the Company changed its accounting for multiple-element service contracts as a result of its adoption of the provisions of Emerging Issues Task Force ("EITF") 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, on a cumulative basis as of January 1, 2003. Generally, revenue is now recognized as it is billed, unless it is contingent on the provision of future service or otherwise earned over future periods, and costs incurred to construct IT systems for the client are deferred and amortized over the contract's term. The cumulative effect of this accounting change on years prior to 2003 was a charge of $2.24 billion ($1.42 billion after tax) reflected in the first quarter of 2003. Results for the first two quarters of 2003 have been adjusted to reflect the retroactive adoption of the new accounting standard in those periods. During the first quarter of 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*. The cumulative effect of SFAS No. 143 on years prior to 2003 was a charge of $25 million ($17 million after tax) reflected in the first quarter of 2003.

6. Basic and diluted earnings per share of common stock were $0.05 for the three months ended September 30, 2003 after excluding restructuring and other and the gain related to the sale of the Credit Union Industry Group (see Note 3).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions)

	September 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,573	$ 1,642
Marketable securities	426	248
Accounts receivable and unbilled revenue, net	3,230	6,435
Prepaids and other	1,078	1,060
Deferred income taxes	275	–
Total current assets	7,582	9,385
Property and equipment, net	2,891	3,023
Deferred contract costs, net	1,321	–
Investments and other assets	935	986
Goodwill	4,300	4,077
Other intangible assets, net	1,585	1,409
Deferred income taxes	464	–
Total assets	$ 19,078	$ 18,880
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 456	$ 710
Accrued liabilities	3,257	2,964
Deferred revenue	1,129	830
Income taxes	14	386
Current portion of long-term and secured revolving debt	2,742	1,239
Total current liabilities	7,598	6,129
Deferred income taxes	–	51
Pension benefit liability	1,200	1,113
Long-term debt, less current portion	4,042	4,148
Minority interests and other long-term liabilities	443	417
Shareholders' equity	5,795	7,022
Total liabilities and shareholders' equity	$ 19,078	$ 18,880

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF UNAUDITED CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
Net cash provided by operating activities[1]........................	$ 332	$ 435	$ 866	$ 1,194
Cash Flows from Investing Activities				
Proceeds from sales of marketable securities.............	119	22	148	38
Proceeds from investments and other assets...............	101	23	478	59
Proceeds from divested assets	217	–	224	–
Payments for purchases of property and equipment...	(203)	(196)	(571)	(790)
Payments for investments and other assets.................	(169)	(55)	(438)	(120)
Payments for acquisitions, net of cash acquired........	(5)	(82)	11	(107)
Payments for purchases of software and other intangibles..	(334)	(101)	(431)	(255)
Payments for purchases of marketable securities	(352)	–	(354)	(12)
Other..	2	12	21	63
Net cash used in investing activities.................................	(624)	(377)	(912)	(1,124)
Cash Flows from Financing Activities				
Proceeds from long-term and secured revolving debt	79	3	1,869	24
Payments on long-term and secured revolving debt...	(142)	–	(319)	(124)
Net increase (decrease) in borrowings with original maturities less than 90 days	(162)	401	(235)	385
Payments on capital leases	(32)	(8)	(82)	(14)
Purchase of treasury shares	–	(317)	–	(380)
Employee stock transactions	12	9	36	83
Dividends paid..	(72)	(71)	(215)	(215)
Other..	(12)	(8)	(27)	(12)
Net cash provided by (used in) financing activities...........	(329)	9	1,027	(253)
Effect of exchange rate changes on cash and cash equivalents	6	1	(50)	5
Net increase (decrease) in cash and cash equivalents........	(615)	68	931	(178)
Cash and cash equivalents at beginning of period.............	3,188	275	1,642	521
Cash and cash equivalents at end of period.......................	$ 2,573	$ 343	$ 2,573	$ 343

(1) Depreciation and amortization was $479 million and $370 million for the three months ended September 30, 2003 and 2002, respectively. Depreciation and amortization was $1,415 million and $1,059 million for the nine months ended September 30, 2003 and 2002, respectively. The increase in depreciation and amortization in 2003 is due to the amortization of deferred contract costs resulting from the Company's change in accounting for its multiple-element service contracts. See Note 5 to the Summary of Unaudited Results of Operations.

(2) EDS defines free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments for acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) payments on capital leases. It is a non-GAAP measure and should be viewed together with the Summary of Unaudited Consolidated Cash Flows. Free cash flow for the three months ended September 30, 2003 and 2002 reflects net cash provided by operating activities of $332 million and $435 million, respectively, less capital expenditures of $635 million and $325 million, respectively. The free cash flow forecast for full year 2003 is approximately $100 million.

Exhibit 99.2

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SELECTED UNAUDITED FINANCIAL DATA
(in millions, except per share amounts)

| | For the Nine Months Ended September 30, 2003 | | | |
| | As Adjusted | | As Reported | |
	First Quarter[1]	Second Quarter[2]	Third Quarter[3]	Year to Date
Operating results				
Revenues	$ 5,255	$ 5,302	$ 5,239	$ 15,796
Cost of revenues	4,680	4,589	4,691	13,960
Operating income	60	207	76	343
Other income (expense)	(60)	(70)	(57)	(187)
Provision for income taxes	(2)	48	20	66
Income (loss) from continuing operations	2	89	(1)	90
Cumulative effect of changes in accounting	(1,432)	–	–	(1,432)
Net income (loss)	(1,431)	88	(1)	(1,344)
Per share data				
Basic earnings per share of common stock:				
Net income (loss)	$ (3.00)	$ 0.18	$ –	$ (2.81)
Diluted earnings per share of common stock:				
Net income (loss)	(2.95)	0.18	–	(2.76)
Weighted average shares outstanding				
Basic	477	478	479	478
Diluted	485	487	479	487

| | As of | | | |
| | As Reported | As Adjusted | | |
	December 31, 2002	January 1, 2003	March 31, 2003	June 30, 2003
Financial position				
Accounts receivable and unbilled revenue, net	$ 6,435	$ 3,546	$ 3,372	$ 3,327
Deferred contract costs, net	–	1,094	1,142	1,257
Total assets	18,880	17,551	17,298	19,180
Accounts payable and accrued liabilities	3,674	3,825	3,767	3,705
Deferred revenue	830	1,240	1,157	1,152
Minority interests and other long-term liabilities	417	456	434	371
Shareholders' equity	7,022	5,530	5,586	5,790
Total liabilities and shareholders' equity	18,880	17,551	17,298	19,180

(1) First quarter 2003 results include a $1 million after-tax loss from discontinued operations, a $48 million pre-tax CEO severance charge, a $1,415 million after-tax cumulative accounting adjustment related to the adoption of EITF 00-21 and a $17 million after-tax cumulative accounting adjustment related to the adoption of SFAS No. 143.

(2) Second quarter 2003 results include a $1 million after-tax loss from discontinued operations and a $98 million pre-tax credit reversing a portion of charges taken in 2002 related to the MCI bankruptcy.

(3) Third quarter 2003 results include a $159 million pre-tax charge related to the Company's 2003 restructuring initiative and a $139 million pre-tax gain related to the sale of the Credit Union Industry Group.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
(in millions, except per share amounts)

	For the Year Ended December 31, 2002				
	First Quarter[1]	Second Quarter[2]	Third Quarter[3]	Fourth Quarter[4]	Year
Pro forma operating results					
Revenues	$ 4,913	$ 5,010	$ 4,957	$ 5,396	$ 20,276
Cost of revenues	4,133	4,414	4,474	4,526	17,547
Operating income	326	144	(6)	379	843
Other income (expense)...............................	(64)	(63)	(116)	(114)	(357)
Provision for income taxes	72	22	(34)	75	135
Income (loss) from continuing operations.	190	59	(88)	190	351
Cumulative effect of changes in accounting...	–	–	–	–	–
Net income (loss)..	197	66	(105)	302	460
Pro forma per share data					
Basic earnings per share of common stock:					
Net income (loss)................................	$ 0.41	$ 0.14	$ (0.22)	$ 0.63	$ 0.96
Diluted earnings per share of common stock:					
Net income (loss)................................	0.40	0.13	(0.22)	0.63	0.94
Weighted average shares outstanding					
Basic	480	481	480	477	479
Diluted...	493	490	480	483	489

	For the Year Ended December 31, 2001				
	First Quarter[5]	Second Quarter[6]	Third Quarter[7]	Fourth Quarter[8]	Year
Pro forma operating results					
Revenues	$ 4,816	$ 4,750	$ 5,089	$ 5,389	$ 20,044
Cost of revenues	3,955	3,966	4,279	4,483	16,683
Operating income	399	336	202	415	1,352
Other income (expense)...............................	291	(29)	(97)	(52)	113
Provision for income taxes	244	104	67	127	542
Income from continuing operations...........	446	203	38	236	923
Cumulative effect of changes in accounting...	(24)	–	–	–	(24)
Net income...	429	212	49	242	932
Pro forma per share data					
Basic earnings per share of common stock:					
Net income	$ 0.92	$ 0.45	$ 0.10	$ 0.51	$ 1.98
Diluted earnings per share of common stock:					
Net income	0.89	0.44	0.10	0.49	1.93
Weighted average shares outstanding					
Basic	466	468	471	475	470
Diluted...	479	482	486	491	484

Refer to the following page for accompanying notes to the selected unaudited pro forma financial data.

(1) *First quarter 2002 results include $7 million after-tax income from discontinued operations.*

(2) *Second quarter 2002 results include $7 million after-tax income from discontinued operations and $101 million pre-tax reserves and asset writedowns associated with the bankruptcy of MCI (formerly known as WorldCom).*

(3) *Third quarter 2002 results include a $17 million after-tax loss from discontinued operations and $105 million pre-tax reserves associated with the bankruptcies of MCI and U.S. Airways.*

(4) *Fourth quarter 2002 results include $112 million after-tax income from discontinued operations, $3 million pre-tax restructuring credits and $26 million pre-tax reserves and asset writedowns associated with the bankruptcies of MCI and United Airlines.*

(5) *First quarter 2001 results include $7 million after-tax income from discontinued operations, $40 million pre-tax amortization expense related to goodwill and other intangible assets no longer amortized, a $315 million pre-tax gain resulting from the reclassification of certain available-for-sale securities to the trading securities classification and a $24 million after-tax cumulative accounting adjustment related to the adoption of SFAS No. 133.*

(6) *Second quarter 2001 results include $9 million after-tax income from discontinued operations and $43 million pre-tax amortization expense related to goodwill and other intangible assets no longer amortized.*

(7) *Third quarter 2001 results include $11 million after-tax income from discontinued operations, $141 million pre-tax acquired in-process research and development and other acquisition-related costs and $45 million pre-tax amortization expense related to goodwill and other intangible assets no longer amortized.*

(8) *Fourth quarter 2001 results include $6 million after-tax income from discontinued operations, $3 million pre-tax acquired in-process research and development and other acquisition-related costs, $15 million pre-tax restructuring credits and $45 million pre-tax amortization expense related to goodwill and other intangible assets no longer amortized.*